SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

Malvern Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

561409103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,643
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 124,643
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.60%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,017
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 90,017
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,495
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 120,495
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.55%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,554
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,554
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 70,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.90%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.01%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,685
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,685
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,117
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,117
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.01%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 358,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.62%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,554
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,554
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,252
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 616,252
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.93%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of  the 616,252 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $9,839,846, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,771,356 Shares outstanding, which is the total number of Shares outstanding as of December 14, 2018, as reported in the Issuer's 10-K filed with the Securities and Exchange Commission on December 14, 2018.

A.	SAL

(a)	As of the close of business on December 24, 2018, SAL beneficially owned 124,643 Shares.

       Percentage: Approximately 1.60%.

(b)	1. Sole power to vote or direct the vote: 124,643

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 124,643

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

B.	SIP

(a)	As of the close of business on December 24, 2018, SIP beneficially owned 90,017 Shares.

                               Percentage: Approximately 1.16%.

(b)	1. Sole power to vote or direct the vote: 90,017

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 90,017

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on December 24, 2018, SIPII beneficially owned 120,495 Shares.

Percentage: Approximately 1.55%.

(b)	1. Sole power to vote or direct the vote: 120,495

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 120,495

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 24, 2018, SIPIII beneficially owned 31,554 Shares.

Percentage: Approximately 0.41%.

(b)	1. Sole power to vote or direct the vote: 31,554

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 31,554

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

E.	LSBK

(a)	As of the close of business on December 24, 2018, LSBK beneficially owned 70,250 Shares.

Percentage: Approximately 0.90%.

(b)	1. Sole power to vote or direct the vote: 70,250

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 70,250

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Scheduled B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on December 24, 2018, Broad Park beneficially owned 78,491 Shares.

Percentage: Approximately 1.01%.

(b)	1. Sole power to vote or direct the vote: 78,491

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 78,491

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 24, 2018, Chewy beneficially owned 22,685 Shares.

Percentage: Approximately 0.29%.

(b)	1. Sole power to vote or direct the vote: 22,685

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 22,685

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy Gooey during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

H.	CBPS

(a)	As of the close of business on December 24, 2018, CBPS beneficially owned 78,117 Shares.

Percentage: Approximately 1.01%.

(b)	1. Sole power to vote or direct the vote: 78,117

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 78,117

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 90,017 Shares owned by SIP and the 120,495 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the  70,250 Shares owned by LSBK and the 78,117 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 358,879 Shares.

Percentage: Approximately 4.62%.

(b)	1. Sole power to vote or direct the vote: 358,879

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 358,879

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS are set forth on Schedule B and are incorporated herein by reference.

J.	JBRC

(a)	JBRC, as a co-general partner of SIPIII, may be deemed the beneficial owner of the 31,554 Shares owned by SIPIII.

Percentage: Approximately 0.41%.

(b)	1. Sole power to vote or direct the vote: 31,554

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 31,554

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by SIPIII are set forth on Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 124,643 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 90,017 Shares owned by SIP and the 120,495 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, a co-general partner of SIPIII, may be deemed the beneficial owner of the 31,554 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 70,250 Shares owned by LSBK and the 78,117 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 78,491 Shares owned by Broad Park, and the 22,685 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 616,252 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 7.93%.

(b)	1. Sole power to vote or direct the vote: 616,252

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 616,252

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy and CBPS are set forth on Schedule B and are incorporated herein by reference.

        An aggregate of 616,252 Shares, constituting approximately 7.93% of the Shares outstanding, are reported by the Reporting
        Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on
        Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Malvern Bancorp, Inc. Schedule 13D Amendment No. 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 561409103

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Shares

SAL	11/12/2018	19.5014	4,095.30	210
SAL	11/14/2018	19.4600	9,730.00	500
SAL	11/15/2018	19.4329	99,418.88	5,116
SAL	11/20/2018	19.4300	18,963.68	976
SAL	12/13/2018	19.7231	15,107.88	766
SAL	12/17/2018	19.4689	16,217.60	833
SAL	12/18/2018	19.4723	16,765.67	861
SAL	12/19/2018	19.5117	9,209.51	472
SAL	12/20/2018	19.3982	42,676.08	2,200
SAL	12/21/2018	19.2545	42,263.70	2,195
SAL	12/24/2018	19.1233	14,132.12	739
Total			288,580.42	14,868

SIP	12/13/2018	19.7330	10,024.38	508
SIP	12/17/2018	19.4770	11,199.27	575
SIP	12/18/2018	19.4800	11,629.58	597
SIP	12/19/2018	19.5256	6,404.41	328
SIP	12/20/2018	19.4011	30,091.06	1,551
SIP	12/21/2018	19.2574	29,887.43	1,552
SIP	12/24/2018	19.1322	9,814.84	513
Total			109,050.97	5,624

SIPII	12/13/2018	19.7320	10,379.04	526
SIPII	12/17/2018	19.4761	11,607.74	596
SIPII	12/18/2018	19.4789	12,154.86	624
SIPII	12/19/2018	19.5236	6,696.61	343
SIPII	12/20/2018	19.4007	31,370.89	1,617
SIPII	12/21/2018	19.2570	31,157.78	1,618
SIPII	12/24/2018	19.1307	10,368.83	542
Total			113,735.75	5,866

SIPIII	12/13/2018	19.8535	1,985.35	100
SIPIII	12/17/2018	19.6009	1,960.09	100
SIPIII	12/18/2018	19.6049	1,960.49	100
SIPIII	12/19/2018	19.6299	1,962.99	100
SIPIII	12/20/2018	19.4978	2,749.19	141
SIPIII	12/21/2018	19.3464	2,940.65	152
SIPIII	12/24/2018	19.2530	1,925.30	100
Total			15,484.06	793

LSBK	12/13/2018	19.7399	8,132.84	412
LSBK	12/17/2018	19.4832	9,059.67	465
LSBK	12/18/2018	19.4860	9,411.72	483
LSBK	12/19/2018	19.5367	5,157.69	264
LSBK	12/20/2018	19.4032	24,700.25	1,273
LSBK	12/21/2018	19.2595	24,498.07	1,272
LSBK	12/24/2018	19.1392	7,942.75	415
Total			88,902.99	4,584

Broad Park	12/13/2018	19.7331	10,004.67	507
Broad Park	12/17/2018	19.4770	11,179.82	574
Broad Park	12/18/2018	19.4801	11,610.12	596
Broad Park	12/19/2018	19.5259	6,365.45	326
Broad Park	12/20/2018	19.4006	31,758.72	1,637
Broad Park	12/21/2018	19.2569	31,465.74	1,634
Broad Park	12/24/2018	19.1309	10,273.31	537
Total			112,657.83	5,811

Chewy	12/17/2018	19.6009	1,960.09	100
Chewy	12/18/2018	19.6049	1,960.49	100
Chewy	12/19/2018	19.6299	1,962.99	100
Chewy	12/20/2018	19.5414	1,954.14	100
Chewy	12/21/2018	19.3977	1,939.77	100
Chewy	12/24/2018	19.2530	1,925.30	100
Total			11,702.78	600

CBPS	12/13/2018	19.7346	9,512.09	482
CBPS	12/17/2018	19.4784	10,615.74	545
CBPS	12/18/2018	19.4814	11,026.47	566
CBPS	12/19/2018	19.5283	6,053.77	310
CBPS	12/20/2018	19.4015	28,733.66	1,481
CBPS	12/21/2018	19.2579	28,443.85	1,477
CBPS	12/24/2018	19.1339	9,279.96	485
Total			103,665.54	5,3446

*Includes brokerage commission.